As filed with the United States Securities and Exchange Commission on July 21, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Orthovita, Inc.

(Exact name of Registrant as specified in its charter)

Pennsylvania	23-2694857
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
45 Great Valley Parkway Malvern, Pennsylvania 19355
(610) 640-1775 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Antony Koblish

Chief Executive Officer

Orthovita, Inc.

45 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen Jannetta, Esquire Richard A. Silfen, Esquire Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $.01 par value per share	6,018,215 Shares	$3.36	(1)	$20,221,202	(1)	$1,636

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the common stock reported on the Nasdaq National Market on July 18, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell any of the securities described in this prospectus until the registration statement that we have filed with the Securities and Exchange Commission to cover the securities is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2003

PRELIMINARY PROSPECTUS

Orthovita, Inc.

6,018,215 Shares of Common Stock

The shareholders of Orthovita, Inc. identified in this prospectus under “Selling Security Holders,” or their pledgees or assignees, are offering up to 6,018,215 shares of our common stock for resale to the public. Of the 6,018,215 shares, 4,892,856 shares are issued and outstanding and 1,125,359 shares are issuable upon the exercise of outstanding warrants.

We will not receive any part of the proceeds from the sale of the shares covered by this prospectus. We will bear all expenses relating to registration of the shares.

The selling security holders have not advised us of any specific plans for the distribution of the shares covered by this prospectus, but it is anticipated that the shares will be sold from time to time in negotiated transactions and in transactions (which may include short sales and block transactions) on Nasdaq at the market price then prevailing, although sales may also be made as described in this prospectus under “Plan of Distribution.” The selling security holders and the broker-dealers through whom sale of the shares may be made may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and commissions or discounts paid to broker-dealers in connection with the sales and other compensation may be regarded as underwriters’ compensation. See “Plan of Distribution.”

As of July 11, 2003, there were 34,590,066 shares of our common stock and 307 shares of our preferred stock outstanding. The rights of the outstanding shares of preferred stock are described in our Current Report on Form 8-K filed on July 8, 2003 with the Securities and Exchange Commission. If all of our outstanding shares of preferred stock were converted in full and if all of our outstanding, vested options and warrants were exercised in full, there would be approximately 49,334,120 shares of common stock outstanding as of July 11, 2003.

An investment in the shares offered under this prospectus involves a high degree of risk.  You should carefully consider the risk factors described on pages 4 to 17 of this prospectus.

Our common stock trades on the Nasdaq National Market and on the Nasdaq Europe Exchange in Belgium under the symbol “VITA”. On July 18, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $3.35.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2003.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. No dealer, sales person or other individual has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date of this prospectus.

Orthovita, the Orthovita logo, VITOSS® and CORTOSS® are our registered trademarks, and RHAKOSS™, IMBIBE™, ALIQUOT™, VITOMATRIX™ and ORTHOBONE™ are our trademarks.

Our principal offices are located at 45 Great Valley Parkway, Malvern, Pennsylvania 19355, and our telephone number is (610) 640-1775.

ABOUT ORTHOVITA, INC.

Orthovita is a Pennsylvania corporation with proprietary technologies applied to the development of biostructures, which are synthetic, biologically active, tissue engineering products for restoration of the human skeleton. Our focus is on developing products for use in spine surgery and in the repair of osteoporotic fractures. We are also addressing a broad range of clinical needs in the trauma market. We have developed several products to date:

-	VITOSS® Scaffold Synthetic Cancellous Bone Void Filler;

-	IMBIBE™ Bone Marrow Aspirate Syringe used with VITOSS;

-	CORTOSS® Synthetic Cortical Bone Void Filler; and

-	ALIQUOT™ Microdelivery System used with CORTOSS.

In addition, we are developing RHAKOSS™ Synthetic Bone Spinal Implants.

VITOSS has characteristics resembling those of cancellous bone with a lattice-like or spongy, porous structure that is subject to compressive forces. CORTOSS has characteristics resembling those of cortical bone, which is dense, structural and subject to bending, load bearing and twisting forces. Both cortical and cancellous bones can be damaged from traumatic injury and degenerative disease, such as osteoporosis, creating a need for both cortical and cancellous synthetic bone substitutes.

VITOSS is a resorbable, beta-tricalcium phosphate scaffold, which is manufactured using our proprietary VITOMATRIX ™ calcium phosphate technology. VITOSS is used as a bone void filler in trauma and spinal procedures. We received regulatory clearance for VITOSS in the United States of America from the United States Food and Drug Administration in December 2000 and CE Certification in the European Union in July 2000. The CE Certification permits us to sell VITOSS in all of the countries of the European Union, as well as in other countries such as Switzerland and Israel that have adopted the European Union’s regulatory standards. These regulatory approvals allow us to market VITOSS for use as a cancellous bone void filler for bony voids or gaps of the skeletal system, including the extremities, spine and pelvis. We also received regulatory approval in March 2001 to sell VITOSS for this use in Australia. We launched VITOSS in Europe in October 2000 and in the United States in February 2001. In April 2001, we entered into an agreement with Japan Medical Dynamic Marketing, Inc., an orthopaedic company, under which Japan Medical Dynamic will initiate clinical studies necessary to apply for regulatory approval to market VITOSS in Japan. These clinical studies in Japan have not yet been initiated. We may seek a similar arrangement for CORTOSS in Japan.

In September 2001, we received regulatory clearance in the United States from the United States Food and Drug Administration to market IMBIBE for use as a bone marrow aspiration syringe. IMBIBE provides spine and trauma surgeons with a simple method for harvesting a patient’s own bone marrow, mixing it with VITOSS and delivering the mixture to the bone graft site.

CORTOSS is a high-strength, bioactive bone-bonding, self-setting composite used in the augmentation of screws that may have applications in a variety of orthopaedic procedures and in vertebral augmentation. We received CE Certification for CORTOSS in October 2001 in the European Union and regulatory approval in March 2001 in Australia, which allow us to sell CORTOSS in these territories, as well as in other countries, such as Switzerland and Israel, that have adopted the European Union’s regulatory standards, for use in screw augmentation procedures. Screw augmentation is a procedure for the fixation of bone screws used in patients with weak bone caused by osteoporosis. We initiated a limited launch of CORTOSS in Europe in December 2001. In January 2003, we received CE Certification in the European Union for the use of CORTOSS in vertebral augmentation, which is a procedure for repairing fractured vertebrae, including compression fractures caused by osteoporosis and invasive tumors. In addition, we completed patient enrollment in a post-marketing human clinical study in Europe for the use of CORTOSS in hip compression screw augmentation. In May 2003, we completed patient enrollment in our first pilot clinical study in the United States to evaluate the use of CORTOSS in vertebral augmentation utilizing the vertebroplasty technique. The FDA also granted us investigational device exemption approval in May 2003 that permits us to begin a second pilot clinical study to evaluate the use of CORTOSS in the treatment of vertebral compression fractures utilizing the kyphoplasty technique. There can be no assurance that the data from any such clinical trials will support clearance or approval from the FDA or European authorities to market this product for any of these uses.

Our ALIQUOT Microdelivery System facilitates effective delivery of our CORTOSS product directly to the surgical site. A two-part system of catheter and dispenser is designed to assure effective delivery of CORTOSS in screw augmentation procedures.

RHAKOSS is under development as a high-strength, bioactive bone-bonding preformed composite. RHAKOSS is designed to mimic the strength and flexibility characteristics of bone, as well as its radiopacity, which means its degree of transparency to x-rays and other radiation. RHAKOSS is manufactured using our proprietary ORTHOBONE™ bioactive composite technology. RHAKOSS can be manufactured into any size or shape to optimize anatomic fit. RHAKOSS is being designed to address the needs of the vertebral interbody fusion and spinal reconstruction markets. In August 2002, we completed patient enrollment for the pilot phase of our human clinical studies in Europe for our RHAKOSS spinal implants. In March 2003, we completed patient enrollment for our pivotal human clinical study in Europe of RHAKOSS for patients undergoing cervical spinal fusion surgery. There can be no assurances that the data from any such clinical trials will result in obtaining the CE Certification necessary to sell RHAKOSS in the European Union.

We market and sell our products for only the indication(s) or use(s) that have received regulatory approval; however, we cannot control a surgeon’s “off-label” use of our products. If an adverse event should occur while using our products “off-label”, the reputation of our products could be adversely affected.

We have assembled a network of commissioned sales agencies in the United States in order to market VITOSS and IMBIBE. Outside of the United States, we utilize a network of independent stocking distributors to market VITOSS, CORTOSS and ALIQUOT. We recently added a few direct sales representatives to our organization for certain open territories in the United States where we do not currently have an independent sales agency, and plan to continue to build our domestic direct sales force. If Japan Medical Dynamic Marketing is successful in obtaining clearance to market VITOSS, it will distribute, sell and market VITOSS in Japan.

In August 2002, we entered into a supply agreement with BioMimetic Pharmaceutical Inc. that allows BioMimetic to use its recombinant human platelet derived growth factor (rhPDGF) in combination with our proprietary VITOMATRIX™ particulate synthetic scaffold biomaterial. Under the agreement, we will supply our proprietary calcium phosphate biomaterial to BioMimetic for its clinical and commercial use in conjunction with rhPDGF. The agreement provides that, upon obtaining the requisite regulatory approvals, BioMimetic will market and sell the combined product, which is currently for investigational use, only in the dental, periodontal, oral and cranio-maxillofacial bone grafting markets.

In March 2003, we entered into an agreement with Kensey Nash Corporation to jointly develop and commercialize new biomaterials-based spine products. The new products that may be developed under this agreement will be based on our proprietary VITOSS bone void filler material in combination with biomaterials proprietary to Kensey Nash. The parties intend to develop new products that can be brought to market through the FDA’s streamlined 510(k) regulatory process. Kensey Nash will have the exclusive right to manufacture any jointly developed approved products for seven years and we will have the right to market and sell such products worldwide. Following the approval, if any, of a new product developed under this agreement, we will have obligations to achieve minimum sales levels for such approved product, make royalty payments to Kensey Nash based on the net sales of such product, and pay Kensey Nash for manufacturing the product.

We incorporated in Pennsylvania in 1992. Our principal offices are located at 45 Great Valley Parkway, Malvern, Pennsylvania 19355, and our telephone number is (610) 640-1775.

RISK FACTORS

An investment in the shares of common stock offered by this prospectus involves a high degree of risk. You should carefully consider the information set forth below before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose some or all of your investment.

If CORTOSS and VITOSS are not commercially successful in the European Union or if VITOSS is not commercially successful in the United States, our operating results will be impaired.

We are highly dependent on successfully selling our products for which we have received regulatory approval. We expect regulatory approvals in the United States for our products under development, if obtained at all, to take several years. To date, we have received regulatory approval to market VITOSS, CORTOSS and ALIQUOT for specified uses in the European Union, Australia and countries adhering to the regulatory standards of the European Union. We have also received regulatory clearance to market VITOSS and IMBIBE in the United States. For these reasons, we are dependent upon VITOSS and CORTOSS and their ancillary products, IMBIBE and ALIQUOT, in their respective approved markets to generate sufficient revenues.

If we are unable to increase sales of our approved products, our operating results will be affected adversely.

Because several of our products have only been recently approved and launched, and the markets for our products are evolving, we cannot accurately predict either the future growth rate of product sales, if any, or the ultimate size of these markets. Certain factors which may limit our ability to increase sales include:

-	our dependence on the efforts of independent agents and distributors to promote the use of our products, over which we have limited control;
-	the introduction of new products into the market by competing orthopaedic companies based upon other competing technologies;
-	our dependence on the continued publication of independent pre-clinical and clinical data to support the use of our products;
-	our need to train a sufficient number of surgeons to create demand for our products; and
-	the need for payors to authorize insurance reimbursement for procedures using our products.

Market acceptance of our products will largely depend on our ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use. Surgeons will not use our products unless they determine, based on experience, clinical data and recommendations from prominent surgeons and mentors, that our products are safe and effective. Our products are based on new technologies that have not been previously used and must compete with more established treatments currently accepted as the standards of care. The attributes of some of our products may require some changes in surgical techniques that have become standard within the medical community, and there may be resistance to change. Therefore, for these products, we must be able to convince surgeons who currently favor existing techniques to switch to new procedures that would use our products. Many surgeons will not purchase our products until there is sufficient, long-term clinical evidence to convince them to alter their existing treatment methods. We believe our product sales to date have been made to a group of early adopting surgeons. In addition, surgeons may be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement for our products. Any failure to gain market acceptance of our products could result in lower sales and the inability to become profitable.

If we are unable to operate an effective sales and distribution network, our ability to generate sales and become profitable will be impaired.

We have assembled a network of commissioned sales agencies in the United States in order to market VITOSS and IMBIBE. Outside of the United States, we utilize a network of independent stocking distributors to market VITOSS, CORTOSS and ALIQUOT. We recently added a few direct sales representatives to our organization for certain open territories in the United States where we do not currently have an independent sales agency, and plan to continue to build our domestic direct sales force. We also intend to distribute VITOSS through a third party strategic alliance in Japan if it is approved there. Any failure to maintain and manage our distribution network will impair our ability to generate sales and become profitable.

We are dependent upon our distributors and agencies for the sale of our products. There can be no assurance that the distributors and agencies will perform their obligations in their respective territories as expected, or that we will continue to derive any revenue from these arrangements. We cannot assure that our interests will continue to coincide with those of our distributors and agencies. In addition, we cannot assure that our distributors and agencies will not develop independently, or with alternative companies, other products that could compete with our products.

The independent United States agencies selling VITOSS generally sell products from other orthopaedic companies. A single agency may sell VITOSS, as well as hardware manufactured by other orthopaedic companies consisting of metal plates, screws and titanium spinal cages, to end user hospitals. Should any of these other orthopaedic companies add a bone graft material to their product line, our independent agencies could decide to stop carrying VITOSS and terminate their arrangement with us. Our sales could be adversely affected if, for any reason, one or more of our successful agencies lost their hardware product line provided by other orthopaedic companies. Similarly, our independent agencies may be unable or unwilling to carry or effectively sell VITOSS should any of these other orthopaedic companies introduce new products into the market based upon other technologies that could compete with VITOSS. Additionally, our sales could be adversely affected if one or more of our successful agencies eliminated VITOSS from their product line and terminated their agency arrangement with us.

Our ability to penetrate the markets that we intend to serve is highly dependent upon the quality and breadth of the other product lines carried by our distribution network, the components of which may change from time to time, and over which we have little or no control. The complete product line represented by the distributors and agencies, including our products, is an important factor in the distributors’ or agencies’ ability to penetrate the market.

Although we believe that we have fully built our sales management team, in an effort to further accelerate the growth of sales, we recently began adding direct sales representatives to our organization for certain territories in the United States. The addition of direct sales representatives will increase our operating expenses. Furthermore, there is no assurance that adding direct sales representatives will improve sales. Finally, we have not directly sold our products in the past and may not successfully implement this type of sales and distribution method.

The “off-label” use of our products may harm the reputation of our products.

The medical devices that we manufacture and market, or intend to market, are subject to extensive regulation by the FDA, the European Union Medical Devices Directive and other worldwide regulatory agencies. In order to market our products, we must apply for, receive and maintain all necessary regulatory approvals in each applicable jurisdiction for specified uses of the products. We market and sell our products for only their approved indication(s) or use(s); however, we cannot control a surgeon’s “off-label” use of our product.

We believe that there has been an unmet medical need for an injectable material for use in procedures done to repair vertebral compression fractures. In an attempt to address this need, we pursued clinical studies in Europe to demonstrate the safety of using our injectable product CORTOSS in this type of procedure. CORTOSS subsequently received CE Certification in January 2003 for use in repairing vertebral compression fractures. However, surgeons may have attempted to use CORTOSS “off-label” in procedures to repair vertebral compression fractures performed prior to the European Union’s approval of CORTOSS for this type of procedure. Furthermore, all surgeons have not been trained in the proper use of CORTOSS in vertebral augmentation since the European Union only recently approved the use of CORTOSS for that type of procedure. A surgeon who has not been properly trained to use CORTOSS in a procedure to repair vertebral compression fractures could pose a risk to the reputation of our CORTOSS product. The occurrence of an adverse event while using our product “off-label” could adversely affect the reputation of CORTOSS or any of our other products. As of July 11, 2003, we are not aware that off-label uses of our products have had a material adverse effect on the reputation of our products.

If we do not successfully train a sufficient number of surgeons, demand for our products could be adversely affected.

It is critical to the commercial success of our products that our independent distributors, agents and direct sales representatives succeed in training a sufficient number of surgeons and in providing them adequate instruction in the use of our products. This training requires a commitment of time and money by surgeons that they may be unwilling to give. Even if surgeons are willing, if they are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could damage our business and reduce product sales.

If health care providers cannot obtain third-party reimbursement for procedures using our products, or if such reimbursement is inadequate, we may never become profitable.

Successful sales of our products in the United States and other markets will depend on the availability of adequate reimbursement from third-party payors. Healthcare providers, such as hospitals and surgeons that purchase medical devices for treatment of their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance reimbursement plans are central to new product acceptance. Healthcare providers may refuse to use our products if reimbursement is inadequate. We do not yet know how reimbursement will be handled for all of our products because some procedures that use our products are new and reimbursement policies regarding these procedures have not been finalized. Inadequate reimbursement by private insurance companies and government programs could significantly reduce usage of our products.

In addition, an increasing emphasis on managed care in the United States has placed, and we believe will continue to place, greater pressure on medical device pricing. Such pressures could have a material adverse effect on our ability to sell our products. Failure by hospitals and other users of our products to obtain coverage or reimbursement from third-party payors or changes in governmental and private third-party payors’ policies toward reimbursement for procedures employing our products would reduce demand for our products.

We may need to raise additional capital. If we are unable to raise additional capital in the future, our product development could be limited and our long term viability may be threatened; however, if we raise additional capital, your percentage ownership as a shareholder of Orthovita will decrease and constraints could be placed on the operation of our business.

We have experienced negative operating cash flows since our inception and have funded our operations primarily from proceeds received from sales of our stock. During June and July 2003, we raised approximately $12.6 million in net proceeds from the sale of 4,892,856 shares of our common stock and warrants to purchase 978,573 shares of our common stock at $4.00 per share. We expect to continue to use cash, cash equivalents and short-term investments to fund operating and investing activities for at least the next couple of years. We believe that our existing cash of approximately $15.0 million as of March 31, 2003, together with the net proceeds of approximately $12.6 million realized in June and July 2003 from the sale of our common stock and warrants, will be sufficient to meet our currently estimated operating and investing requirements at least through the end of 2004.

While we have no immediate plans to do so, we may seek to obtain additional funds in the future through subsequent equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity. These financings could result in substantial dilution to our shareholders or require debt service and/or revenue sharing arrangements. Any such required financing may not be available in amounts or on terms acceptable to us. Factors that may cause our future capital requirements to be greater than anticipated include:

-	unforeseen developments during our pre-clinical and clinical trials;
-	delays in the timing of receipt of required regulatory approvals;
-	expenses related to adding direct sales representatives to our organization;
-	unanticipated expenditures in research and development or manufacturing activities;
-	delayed market acceptance of our products;
-	unanticipated expenditures in the acquisition and defense of intellectual property rights; or
-	the failure to develop strategic alliances for the marketing of some of our products.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures. Any such acquisitions or joint ventures may increase our capital requirements.

If adequate financing is not available, we may be required to delay, scale back or eliminate certain operations. In the worst case, our long term viability would be threatened.

If we fail to obtain and maintain the regulatory approvals necessary to sell our products, sales could be delayed or never realized.

The jurisdictions in which we will seek to market our products will regulate these products as medical devices. In most circumstances, we and our distributors and agents must obtain regulatory approvals and otherwise comply with extensive regulations regarding safety, quality and efficacy standards. These regulations vary from country to country, and the regulatory review can be lengthy, expensive and uncertain. We may not obtain or maintain the regulatory approvals necessary to market our products in our targeted markets. Moreover, regulatory approvals that are obtained may involve significant restrictions on the anatomic sites and types of procedures for which our products can be used. In addition, we may be required to incur significant costs in obtaining or maintaining our regulatory approvals. If we do not obtain or maintain regulatory approvals to enable us to market our products in the United States or elsewhere, or if the approvals are subject to significant restrictions, we may never generate significant revenues. The regulatory requirements in some of the jurisdictions where we currently market or intend to market our products are outlined below.

United States

Regulation by FDA. The FDA regulates the clinical testing, manufacturing, labeling, distribution and promotion of medical devices. To date, we have received approval from the FDA to market VITOSS and IMBIBE. During 2002 and 2003, we received approval from the FDA to conduct two pilot clinical studies in the United States for the use of CORTOSS in vertebral augmentation. There can be no assurance that the data from these clinical trials will support FDA clearance or approval to market this product for this use.

We are currently manufacturing VITOSS and CORTOSS in the United States, distributing VITOSS and IMBIBE in the United States, and distributing VITOSS, CORTOSS and ALIQUOT outside the United States. We are manufacturing IMBIBE and ALIQUOT in the United States through outside third-party contract manufacturers. VITOSS, as well as any other products that we manufacture or distribute following their approval by the FDA, will be subject to extensive regulation by the FDA. If safety or efficacy problems occur after the product reaches the market, the FDA may impose severe limitations on the use of any approved or cleared product. Moreover, modifications to the approved or cleared product may require the submission of a new approval application or application supplement. We may not be successful in obtaining approval to market the modified product in a timely manner, if at all. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

European Union and Other International Markets

General. International sales of medical devices are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products in markets outside the United States will be subject to regulatory clearances in those jurisdictions. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by foreign government authorities is unpredictable, uncertain and can be expensive. Our ability to market our products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

Requirement of CE Certification in the European Union. To market a product in the European Union, we must be entitled to affix a CE Certification, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. A CE Certification allows us to market a product in all of the countries of the European Union, as well as in other countries, such as Switzerland and Israel, that have adopted the European Union’s regulatory standards. To date, we have received a CE Certification for the use of VITOSS as a bone void filler and for the use of CORTOSS in screw augmentation and vertebral augmentation procedures. Additionally, we are conducting clinical trials with RHAKOSS as an interbody fusion device for use in cervical spinal fusion surgery. There can be no assurance that we will receive CE Certifications for CORTOSS for any other indications for use, or that we will receive CE Certifications for RHAKOSS or any of our other products under development.

Requirement of approval in Japan. In order to market our products in Japan, we must obtain the approval of the Japanese Ministry of Health, Labor and Welfare. We will need to conduct clinical trials for VITOSS and CORTOSS in Japan to obtain approval there for those two products. Accordingly, we entered into a third party strategic alliance to conduct clinical trials, obtain the necessary regulatory approvals and market our VITOSS product in Japan. There can be no assurance that we will ultimately obtain the approvals necessary to market our products in Japan.

While we intend to seek a similar strategic alliance for CORTOSS in Japan, we cannot assure that we will succeed in achieving such an alliance.

If we do not manage commercial scale manufacturing capability and capacity for our products, our product sales may suffer.

Our VITOSS and CORTOSS manufacturing facilities produce commercial products and are currently seeking re-certification as meeting the requirements of ISO 9001 and European Norm 46001 for the period July 1, 2003 through July 1, 2006, and are subject to inspection by the FDA for compliance with FDA device manufacture requirements. We are manufacturing IMBIBE and ALIQUOT through outside third party contract manufacturers. Our third party manufacturers are ISO 9001 certified or have been determined by us to meet our quality system requirements. In addition to the need for regulatory approval in the United States for CORTOSS, in order to commercialize CORTOSS in the United States, its manufacturing facility and quality assurance system must first pass inspection by the FDA.

Our product sales depend upon, among other things, our ability to manufacture our products in commercial quantities, in compliance with regulatory requirements and in a cost-effective manner. The manufacture of our products is subject to regulation and periodic inspection by various regulatory bodies for compliance with quality standards. There can be no assurance that the regulatory authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in meeting the applicable standards and request or seek remedial action.

Failure to comply with such regulations or a delay in attaining compliance may result in:

-	warning letters;
-	injunctions suspending our manufacture of products;
-	civil and criminal penalties;
-	refusal to grant premarket approvals, CE Certifications or clearances to products that are subject to future or pending submissions;
-	product recalls or seizures of products; and
-	total or partial suspensions of production.

Our ability to manufacture VITOSS and CORTOSS is dependent on a limited number of specialty suppliers of certain raw materials. The failure of a supplier to continue to provide us with these materials at a price or quality acceptable to us, or at all, would have a material adverse effect on our ability to manufacture these products. Moreover, our failure to maintain strategic reserve supplies of each significant single-sourced material used to manufacture VITOSS, CORTOSS and certain products that we may develop in the future may result in a breach of our material financing agreement with Paul Capital Royalty Acquisition Fund, L.P. Although we believe that we maintain good relationships with our suppliers, there can be no guarantee that such supplies and services will continue to be available with respect to our current and future commercialized products.

The difficulties of operating in international markets may harm sales of our products.

The international nature of our business subjects us and our representatives, agents and distributors to the laws and regulations of the jurisdictions in which they operate, and in which our products are sold. The types of risks that we face in international operations include:

-	the imposition of governmental controls;
-	logistical difficulties in managing international operations; and
-	fluctuations in foreign currency exchange rates.

Our international sales and operations may be limited or disrupted if we cannot successfully meet the challenges of operating internationally.

If losses continue in the long term, it could limit our growth in the orthopaedic industry and slow our generation of revenues.

To date, we have not been profitable. We have incurred substantial operating losses since our inception and, at March 31, 2003, had an accumulated deficit of approximately $84.9 million. These losses have resulted principally from:

-	the development and patenting of our technologies;
-	pre-clinical and clinical studies;
-	preparation of submissions to the FDA and foreign regulatory bodies;
-	the development of manufacturing, sales and marketing capabilities; and
-	unforeseen competitor developments which adversely affect our distribution channels.

We expect to continue to incur significant operating losses in the future as we continue our product development efforts, expand our marketing and sales activities and further develop our manufacturing capabilities. We may not ever successfully commercialize our products in development. We may never be able to achieve or maintain profitability in the future and our products may never be commercially accepted or generate sufficient revenues.

If we fail to meet our obligations under a revenue sharing agreement, we may be required to repurchase from an investor its right to receive revenues on certain of our product sales, and the investor could foreclose on certain assets that are essential to our operations.

During October 2001, we completed a $10,000,000 product development and equity financing with Paul Capital Royalty Acquisition Fund, L.P. In this financing, we sold Paul Royalty a revenue interest and shares of our common stock. The revenue interest provides for Paul Royalty to receive 3.5% on the first $100,000,000 of annual sales plus 1.75% of annual sales in excess of $100,000,000 of certain of our products, including VITOSS, CORTOSS and RHAKOSS, in North America and Europe through 2016, subject to certain adjustments. This revenue interest percentage can increase if we fail to meet contractually specified levels of annual net sales of products for which Paul Royalty is entitled to receive its revenue interest. We do not currently expect that changes in the revenue interest percentage resulting from fluctuations in sales of products subject to the revenue interest will have a material effect on operating results for a period when considered relative to sales of the products for that period.

In addition, beginning in 2003 and during the term of the revenue interest agreement, we are contractually required to make advance payments of revenue interest at the beginning of each year. Accordingly, in January 2003, we paid to Paul Royalty the required $1,000,000 advance payment in respect of net sales of our VITOSS, CORTOSS and RHAKOSS products. The amount of the advance payment increases to $2,000,000 in 2004, and further increases to $3,000,000 in each of the years 2005 through 2016. While we believe that we will have sufficient cash at the end of fiscal year 2003 to make the $2,000,000 advance payment to Paul Royalty during 2004, we cannot be certain that we will have sufficient cash to meet our advance payment obligations for the years 2005 through 2016. Advance payments impact cash flow when made, and they affect earnings only as the advance payments are credited within each period against the revenue interest actually earned by Paul Royalty during that period, with any excess advance payments to be refunded to us shortly after the end of the year.

Our obligation to pay the revenue interest is secured by our licenses, patents and trademarks relating to certain of our products, including VITOSS, CORTOSS and RHAKOSS, in North America and

Europe, and the 12% revenue interest we pay to Vita Licensing, Inc., our wholly-owned subsidiary, on the sales of our products (collectively, the “Pledged Assets”). We are also required to maintain:

-	cash and cash equivalent balances equal to or greater than the product of (i) 1.5 and (ii) total operating losses, net of non-cash charges, for the preceding fiscal quarter; and
-	total shareholders’ equity of at least $8,664,374; provided, however, that under the provisions of the agreement with Paul Royalty, when calculating shareholders’ equity for the purposes of the financial covenants, the revenue interest obligation is included in shareholders’ equity.

As of March 31, 2003, we were in compliance with all financial covenants. However, if we fail to maintain such balances and shareholders’ equity, Paul Royalty can demand that we repurchase its revenue interest.

In addition to the failure to comply with the financial covenants described above, the occurrence of certain events, including those set forth below, triggers Paul Royalty’s right to require us to repurchase its revenue interest:

-	a judicial decision that has a material adverse effect on our business, operations, assets or financial condition;
-	the acceleration of our obligations or the exercise of default remedies by a secured lender under certain debt instruments;
-	a voluntary or involuntary bankruptcy that involves us or our wholly owned subsidiary, Vita Special Purpose Corp.;
-	our insolvency;
-	a change in control of our company; and
-	the breach of a representation, warranty or certification made by us in the agreements with Paul Royalty that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on our business, operations, assets or financial condition, and such breach is not cured within 30 days after notice thereof from Paul Royalty.

We may not have sufficient cash funds to repurchase the revenue interest upon a repurchase event. The exact amount of the repurchase price is dependent upon certain factors, including when the repurchase event occurs. If a repurchase event had been triggered and Paul Royalty exercised its right to require us to repurchase its revenue interest as of March 31, 2003, we would have owed Paul Royalty $12,643,815.

The repurchase price for Paul Royalty’s revenue interest as of a given date is calculated in three steps. First, a specified annual rate of return (not to exceed 45%) is applied to Paul Royalty’s $10,000,000 original purchase price from October 16, 2001 to the date of determination of the repurchase price. Second, the result obtained from the first step of the calculation is added to the original $10,000,000 purchase price. Third, the sum obtained from the second step of the calculation is reduced by both $3,333,333 and the actual amount of revenue interest paid during the specified period.

If we were unable to repurchase the revenue interest upon a repurchase event, Paul Royalty could foreclose on the Pledged Assets, and we could be forced into bankruptcy. Paul Royalty could also foreclose on the Pledged Assets if we became insolvent or involved in a voluntary or involuntary bankruptcy proceeding. No repurchase events or foreclosures have occurred as of July 11, 2003. In the event that we repurchased Paul Royalty’s revenue interest, Paul Royalty would have no obligation to surrender the shares of our common stock that it had purchased as part of the revenue interests assignment transaction.

Our results of operations may fluctuate due to factors out of our control, which could cause volatility in our stock price.

VITOSS, IMBIBE, CORTOSS and ALIQUOT are currently our only products for which we have received regulatory approvals for sale. VITOSS is cleared for sale in the United States and the European Union. IMBIBE is cleared for sale in the United States. CORTOSS and ALIQUOT are cleared for sale in the European Union. We began selling VITOSS in Europe in the fourth quarter of 2000 and began selling VITOSS in the United States late in the first quarter of 2001. We began sales of CORTOSS in Europe and IMBIBE in the United States at the end of 2001. We began sales of ALIQUOT in Europe in the second quarter of 2002. Future levels of VITOSS, CORTOSS, ALIQUOT and IMBIBE product sales are difficult to predict. VITOSS product sales to date may not be indicative of future sales levels. VITOSS, CORTOSS and ALIQUOT sales levels in Europe may fluctuate due to the timing of any distributor stocking orders and VITOSS and IMBIBE sales levels may fluctuate in the United States due to the timing of orders from hospitals. Our results of operations may fluctuate significantly in the future as a result of a number of factors, many of which are outside of our control. These factors include, but are not limited to:

-	the timing of governmental approvals for our products and our competitors’ products;
-	unanticipated events associated with clinical and pre-clinical trials of our products;
-	the medical community’s acceptance of our products;
-	the timing in obtaining adequate third party reimbursement of our products;
-	the success of products competitive with ours;
-	our ability to enter into strategic alliances with other companies;
-	expenses associated with development and protection of intellectual property matters;
-	establishment of commercial scale manufacturing capabilities;
-	world events affecting logistics and elective surgery trends;
-	the timing of expenses related to commercialization of new products;
-	competitive disruptions to our distribution channels from business development arrangements; and
-	the adequate training of a sufficient number of surgeons.

The results of our operations may fluctuate significantly from quarter to quarter and may not meet expectations of securities analysts and investors. This may cause our stock price to be volatile.

Our business will be damaged if we are unable to protect our proprietary rights to VITOSS, CORTOSS or our other products, and we may be subject to intellectual property infringement claims by others.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these measures afford only limited protection and may not adequately protect our rights. For example, our patents may be challenged, invalidated or circumvented by third parties. As of July 11, 2003, we own or control eight issued United States patents and eleven pending patent applications in the United States, and several counterparts of certain of these patents and pending patent applications worldwide, including Canada, Europe, Mexico and Japan. There can be no assurance that patents will issue from any of the pending patent applications. Moreover, we cannot be certain that we were the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for the relevant inventions for the following reasons:

-	patent applications filed prior to December 2000 in the United States are maintained in secrecy until issued;
-	patent applications filed after November 2000 in the United States are maintained in secrecy until eighteen months from the date of filing; and
-	the publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries.

If we do receive a patent, it may not be broad enough to protect our proprietary position in the technology or to be commercially useful to us. In addition, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Finally, even if our intellectual property rights are adequately protected, litigation or other proceedings may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and result in a diversion of management attention. If our intellectual property is not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and compete more directly with us, which could damage our business.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to a claim that we infringe upon the proprietary rights of others. Although we do not believe that we are infringing the rights of others, third parties may claim that we are doing so. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry generally, and in the spinal market segments particularly. If the holder of patents brought an infringement action against us, the cost of litigating the claim could be substantial and divert management attention. In addition, if a court determined that one of our products infringed a patent, we could be prevented from selling that product unless we could obtain a license from the owner of the patent. A license may not be available on terms acceptable to us, if at all. Modification of our products or development of new products to avoid infringement may require us to conduct additional clinical trials for these new or modified products and to revise our filings with the FDA, which is time consuming and expensive. If we were not successful in obtaining a license or redesigning our product, our business could suffer.

If we cannot keep up with technological changes and marketing initiatives of competitors, sales of our products may be harmed.

Extensive research efforts and rapid technological change characterize the market for products in the orthopaedic market. We anticipate that we will face intense competition from medical device, medical products and pharmaceutical companies. Our products could be rendered noncompetitive or obsolete by competitors’ technological advances. We may be unable to respond to technological advances through the development and introduction of new products. Moreover, many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than us. These competitors may be in the process of seeking FDA or other regulatory approvals, or patent protection, for their respective products. Our competitors could, therefore, commercialize competing products in advance of our products. They may also enjoy substantial advantages over us in terms of:

-	research and development expertise;
-	experience in conducting clinical trials;
-	experience in regulatory matters;
-	manufacturing efficiency;
-	name recognition;
-	sales and marketing expertise;
-	established distribution channels; and
-	established relationships with health care providers and payors.

As a result of the above, our plans for market acceptance of our products may be adversely impacted.

We may acquire technologies or companies in the future, and these acquisitions could result in dilution to our shareholders and disruption of our business.

Entering into an acquisition could divert management attention. We also could fail to assimilate the acquired company, which could lead to higher operating expenses. Finally, our shareholders could be diluted if we issue shares of our stock to acquire another company or technology.

By further increasing the number of shares of our common stock that may be sold into the market, this offering could cause the market price of our common stock to drop significantly, even if our business is doing well.

In June and July 2003, we completed a private placement transaction in which we sold the selling security holders 4,892,856 shares of our common stock and warrants to purchase an aggregate 978,573 shares of our common stock at an exercise price of $4.00 per share. As part of this transaction, we issued warrants to purchase an aggregate 146,786 shares of our common stock to our placement agent for the private placement. We agreed to register for resale the shares of common stock and the shares issuable under the warrants that were issued in the private placement transaction.

The 6,018,215 shares of our common stock covered by this prospectus will be freely saleable in the public market beginning on the date of this prospectus. The number of shares covered by this prospectus represents approximately 17% of the total number of our shares of common stock that are issued and outstanding. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

We filed copies of (i) the form of the Securities Purchase Agreement dated as of June 26, 2003 that we entered into with each of the investors in the financing; (ii) the form of the warrants sold to investors in the financing; and (iii) each of the warrant instruments issued to SG Cowen Securities Corporation, our placement agent ((i) through (iii) above are collectively referred to as the “Financing Documents”) as exhibits to a Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2003. You are encouraged to review the full text of the Financing Documents.

Our prior use of Arthur Andersen LLP as our independent public accountants could impact our ability to access the capital markets.

Our consolidated financial statements as of and for each of the two years in the period ended December 31, 2001 were audited by Arthur Andersen LLP. On March 14, 2002, Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Following this event, our Audit Committee directed management to consider the need to appoint new independent public accountants. On June 15, 2002, a jury found Andersen guilty of the government’s charges. On July 15, 2002, at the direction of the Board of Directors, acting upon the recommendation of the Audit Committee, we dismissed Andersen and appointed KPMG LLP as our new independent public accountants for fiscal year 2002. In 2003, our Board reappointed KPMG LLP as our independent public accountants for fiscal year 2003.

SEC rules require us to present our audited financial statements in various SEC filings, along with Andersen’s consent to our inclusion of its audit report in those filings. However, Andersen is unable to provide a consent to us for inclusion in our future SEC filings relating to its report on our consolidated financial statements as of and for each of the two years in the period ended December 31, 2001. Additionally, Andersen is unable to provide us with assurance services, such as advice customarily given to underwriters of our securities offerings and other similar market participants. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Andersen in certain circumstances. Notwithstanding this relief, the inability of Andersen to provide its consent or to provide assurance services to us in the future could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the audit performed by Andersen may be limited significantly both as a result of an absence of a consent and the diminished amount of assets of Andersen that are or may in the future be available to satisfy claims.

Provisions of Pennsylvania law or our Articles of Incorporation may deter a third party from seeking to obtain control of us or may affect your rights as a shareholder.

Certain provisions of Pennsylvania law could make it more difficult for a third party to acquire us, or could discourage a third party from attempting to acquire us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, our Articles of Incorporation enable our board of directors to issue up to 20,000,000 shares of preferred stock having rights, privileges and preferences as are determined by the board of directors. Accordingly, our board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of our common shareholders. For example, an issuance of preferred stock could:

-	adversely affect the voting power of the common shareholders;
-	make it more difficult for a third party to gain control of us;
-	discourage bids for our common stock at a premium; or
-	otherwise adversely affect the market price of the common stock.

Our board previously designated 1,900 shares of preferred stock as Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock, of which 307 shares are issued and outstanding as of July 11, 2003. However, holders of the outstanding shares of our Series A Stock are not currently entitled to vote these shares and will not be able to vote them until automatically converted into common stock in accordance with the terms of the Series A Preferred Stock, and they have no rights superior to those of holders of our common stock. The rights of the Series A Preferred Stock are described in our Current Report on Form 8-K filed with the Commission on July 8, 2003.

We may issue additional shares of our authorized preferred stock at any time.

Our executive officers and directors, together with their respective affiliates, own a large percentage of our voting stock and could exert significant influence over matters requiring shareholder approval, including takeover attempts.

One of our directors, Jonathan Silverstein, is employed by an affiliate of OrbiMed Associates LLC, PW Juniper Crossover Fund, L.L.C. and Caduceus Private Investments, LP (collectively, “OrbiMed”), which beneficially own approximately 26.6% of our outstanding common stock as of July 11, 2003. Our executive officers and directors, and their respective affiliates (including OrbiMed), beneficially own as of July 11, 2003 approximately 28% of our outstanding common stock. Accordingly, these shareholders may, as a practical matter, be able to exert significant influence over matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combinations. This concentration could have the effect of delaying or preventing a change in control.

We do not intend to pay any cash dividends to our common shareholders.

We have never declared nor paid dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not intend to pay any cash dividends on our common stock in the foreseeable future.

Our stock price may be volatile.

Our stock price, like that of many early stage medical technology companies, may be volatile. In general, equity markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies or existing economic conditions. These broad market fluctuations may adversely affect the market price of our common stock. The following factors could also cause our stock price to be volatile or decrease:

-	fluctuations in our results of operations;
-	under-performance in relation to analysts’ estimates or financial guidance provided by us;
-	changes in the financial guidance we provide to the investment community;
-	changes in stock market analyst recommendations regarding our stock;
-	announcements of technological innovations or new products by us or our competitors;
-	issues in establishing commercial scale manufacturing capabilities;
-	unanticipated events associated with clinical and pre-clinical trials;
-	FDA and international regulatory actions regarding us or our competitors;
-	determinations by governments and insurance companies regarding reimbursement for medical procedures using our or our competitors’ products;
-	the medical community’s acceptance of our products;
-	product sales growth rates;
-	disruptions to our distribution channels as a result of competitive market changes;
-	product recalls;
-	developments with respect to patents or proprietary rights;
-	public concern as to the safety of products developed by us or by others;
-	changes in health care policy in the United States and internationally;
-	acquisitions or strategic alliances by us or our competitors;
-	business conditions affecting other medical device companies or the medical device industry generally; and
-	general market conditions, particularly for companies with small market capitalizations.

If our shares are delisted from the Nasdaq National Market, it may be difficult to sell your investment in our company.

From June 1998 until August 1, 2000, our common stock traded exclusively on the Nasdaq Europe Exchange (formerly known as EASDAQ). Since August 1, 2000, our common stock has traded on both the Nasdaq Europe Exchange and the Nasdaq National Market. The trading volume of our common stock is, and may continue to be, limited. To continue to be listed on the Nasdaq National Market, we must continue to meet, with certain exceptions, one of two separate continued listing standards with specified maintenance criteria, including, but not limited to:

-	specified threshold for shareholders’ equity;
-	market value of the public float;
-	a minimum bid price per share; and
-	total market capitalization or total assets and total revenues.

We believe that we currently satisfy the requisite Nasdaq National Market listing requirements. However, if the minimum bid price of our common stock fell below $1.00, we could face delisting from the Nasdaq National Market. Should we fail to meet the Nasdaq listing requirements in the future, our stock could then list on the Nasdaq SmallCap Market or the over-the-counter exchange, which would further limit the trading volume and liquidity of our stock and adversely impact the stock price.

If we are sued in a product liability action, we could be forced to pay substantial damages and the attention of our management team may be diverted from operating our business.

We manufacture medical devices that are used on patients in surgery, and we may be subject to a product liability lawsuit. In particular, the market for spine products has a history of product liability litigation. Under certain of our agreements with our distributors and sales agencies, we indemnify the distributor or sales agency from product liability claims. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we would have to pay any amount awarded by a court in excess of policy limits. We maintain product liability insurance in the annual aggregate amount of up to $10 million, although our insurance policies have various exclusions. Thus, we may be subject to a product liability claim for which we have no insurance coverage, in which case we may have to pay the entire amount of any award. Even in the absence of a claim, our insurance rates may rise in the future to a point where we may decide not to carry this insurance. A meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management’s attention from our core business. A successful product liability claim or series of claims brought against us in excess of our coverage could have a material adverse effect on our business, financial condition and results of operations.

Our business could suffer if we cannot attract and retain the services of key employees.

We depend substantially upon the continued service and performance of our existing executive officers. We rely on key personnel in formulating and implementing our product research, development and commercialization strategies. Our success will depend in large part on our ability to attract and retain highly skilled employees. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining qualified personnel. If one or more of our key employees resigns, the loss of that employee could harm our business. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Various statements made in this prospectus under the captions “About Orthovita” and “Risk Factors,” and made elsewhere in this prospectus are forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. This prospectus includes, without limitation, forward-looking information about the following:

-	costs relating to the development of products;

-	potential timing of obtaining regulatory approval for our products under development;

-	market size estimates;

-	healthcare reimbursement for procedures using our products;

-	potential sales and expense levels;

-	sufficiency of available resources to fund research and development; and

-	anticipated cash outflow and losses.

When used in this prospectus, the words “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements, but are not the exclusive expressions of forward-looking statements. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to:

-	dependence on the commercial success of our approved products;

-	inability to increase sales of our approved products;

-	difficulties in operating an effective sales and distribution network;

-	adverse consequences resulting from the “off-label” use of our products;

-	inability to train a sufficient number of surgeons to create demand for our products;

-	difficulties in obtaining adequate third party reimbursement;

-	lack of financial resources to adequately support our operations;

-	difficulties in obtaining or maintaining regulatory approval for our products;

-	difficulties in maintaining commercial scale manufacturing capacity and capability;

-	difficulties in operating in international markets;

-	unanticipated cash requirements to support our operations;

-	inability to meet our obligations under a revenue sharing agreement;

-	intellectual property infringement claims by others;

-	lack of financial resources needed to respond to technological changes;

-	increased competition;

-	acquisition of technologies or companies which could result in dilution to our shareholders and disruption of our business;

-	the volatility of our stock price;

-	the delisting of our stock;

-	the ownership of a large percentage of our voting stock by our executive officers and directors and their affiliates;

-	inability to attract and retain qualified personnel to market our products;

-	technological changes;

-	enactment of new legislation or administrative regulation;

-	application to our business of court decisions and regulatory interpretations;

-	loss of key personnel;

-	our prior use of Arthur Andersen as our independent public accountants;

-	claims that exceed our insurance coverage; and

-	imposition of penalties for failure to comply with regulatory guidelines.

In addition, other factors that could cause actual events or results to differ materially from those expressed or implied by forward-looking statements are addressed in the Risk Factors section of this prospectus. Our performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology, orthopaedic and medical device industries as well as the more specific risks discussed throughout this prospectus. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date made. Furthermore, we undertake no obligation to publicly update any forward-looking statements. We claim the protections afforded by the Private Securities Litigation Reform Act of 1995, as amended, for our forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock offered under this prospectus.

SELLING SECURITY HOLDERS

The table set forth below contains information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. Except as otherwise noted below, none of the selling security holders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

The 6,018,215 shares of our common stock being offered by the selling security holders consist of the following shares:

-	4,892,856 shares of common stock that are issued and outstanding;
-	978,573 shares of common stock issuable upon the exercise of outstanding warrants that we sold to investors; and
-	146,786 shares of common stock issuable upon the exercise of outstanding warrants issued to the placement agent of the common stock and warrant financing completed on July 2, 2003.

We originally issued these outstanding shares of common stock and warrants as part of the private placement transaction completed on July 2, 2003.

The selling security holders pursuant to this prospectus may sell the shares of common stock offered for resale in a secondary offering. We are contractually required to register all of the shares of common stock that are described above.

The percentage of ownership for each selling security holder included in the following table is based on 34,590,066 shares of common stock outstanding as of July 11, 2003, plus any shares of common stock issuable upon the conversion or exercise of securities that are held by that holder and are convertible into or exercisable for shares of common stock within 60 days after July 11, 2003. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Both the number of shares listed as being offered by the selling security holders in the table and the holders’ respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of our common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.

	Shares Owned Prior to Offering							Shares Owned After Offering
Name of Selling Security Holder	(A) Number of Shares Issued and Outstanding	(B) Number of Shares Issuable upon Exercise of Warrants		Total Shares(1)		Percent	Number of Shares Being Offered	Number of Shares	Percent
BayStar Capital II, L.P.	2,717,415	250,000		2,967,415	(2)	8.5%	1,500,000	1,467,415	4.2%

Crestview Capital Fund, LP(3)	35,715	7,143		42,858		*	42,858	0	0.0%

Crestview Capital Fund II, LP(3)	419,643	83,929		503,572		1.5%	503,572	0	0.0%

Crestview Capital Offshore Fund, Inc.(3)	8,928	1,785		10,713		*	10,713	0	0.0%

Heartland Value Plus Fund	642,857	128,572		771,429		2.2%	771,429	0	0.0%

UMBTRU for benefit of SBL Fund Series J(4)	875,000	175,000		1,050,000		3.0%	1,050,000	0	0.0%

UMBTRU for benefit of Security Mid Cap Growth Fund(4)	375,000	75,000		450,000		1.3%	450,000	0	0.0%

SF Capital Partners Ltd.	571,428	114,286		685,714		2.0%	685,714	0	0.0%

SG Cowen Securities Corporation	0	66,786	(5)	66,786	(5)	*	146,786	0	0.0%

Special Situations Cayman Fund, L.P.(6)	142,857	28,572		171,429		*	171,429	0	0.0%

Special Situations Fund III, L.P.(6)	571,428	114,286		685,714		2.0%	685,714	0	0.0%

Total							6,018,215

*	Less than 1%.

(1)	Consists of the sum of the shares (i) set forth in columns (A) and (B); and (ii) shares issuable upon the conversion of outstanding shares of Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock that are owned by an affiliate of one of the selling security holders.

(2)	Consists of (a) 1,250,000 issued and outstanding shares of common stock held by BayStar Capital, (b) warrants to purchase 250,000 shares of common stock issuable upon the exercise of outstanding warrants held by BayStar Capital and (c) 1,467,415 issued and outstanding shares of common stock held by SDS Merchant Fund, L.P., an affiliate of BayStar Capital. Does not include (a) warrants to purchase 1,538,687 shares of common stock held by SDS Merchant Fund or (b) 117 shares of Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock held by SDS Merchant Fund, which are convertible into 685,815 shares of common stock. SDS Merchant Fund is not currently deemed to be the beneficial owner of the shares and warrants described in the preceding sentence because it cannot vote or convert its Series A preferred stock, nor may it exercise its warrants, to the extent that it would then own, together with its affiliates, more than 4.95% of the shares of our common stock then outstanding.

(3)	Crestview Capital Fund, LP, Crestview Capital Fund II, LP and Crestview Capital Offshore Fund, Inc. are affiliates and collectively are the beneficial owners of 557,143 shares, or 1.6% of our common stock.

(4)	UMBTRU for benefit of SBL Fund Series J and UMBTRU for benefit of Security MidCap Growth Fund are affiliates and collectively are the beneficial owners of 1,500,000 shares, or 4.3% of our common stock.

(5)	SG Cowen Securities Corporation acted as placement agent for our common stock and warrant private placement completed on July 2, 2003. Excludes warrants to purchase 80,000 shares of common stock, which do not vest until January 2, 2004. We issued SG Cowen warrants to purchase an aggregate 146,786 shares of our common stock at $4.00 per share, and paid $959,000 in cash as placement agent fees.

(6)	MGP Advisors Limited Partnership (“MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

Based solely on information provided to us by the selling security holders, the following individuals have, or share, voting and investment control over the shares:

Name of Selling Security Holder	Individual(s) with Voting and Investment Control
BayStar Capital II, L.P.	Lawrence Goldfarb, Steven M. Lamar and Steve Derby, each a Managing Member

Crestview Capital Fund, LP

Crestview Capital Fund II, LP

Crestview Capital Offshore Fund, Inc.

UMBTRU for benefit of SBL Fund Series J	James P. Schier, as an officer of Security Management Company, LLC, the investment adviser to the Fund

UMBTRU for benefit of Security Mid Cap Growth Fund	James P. Schier, as an officer of Security Management Company, LLC, the investment adviser to the Fund

SF Capital Partners Ltd.	As the managing members of the investment manager of SF Capital Partners Ltd., Brian Stark and Michael Roth exercise investment discretion with respect to the shares owned by SF Capital Partners Ltd.

SG Cowen Securities Corporation

Special Situations Cayman Fund, L.P.	See footnote (6), above.

Special Situations Fund III, L.P.	See footnote (6), above.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;
-	ordinary brokerage transactions and transactions in which the broker solicits purchases;
-	through options, swaps or derivatives;
-	in privately negotiated transactions;
-	in making short sales or in transactions to cover short sales; and
-	put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders may also sell shares of common stock short and deliver shares covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

Selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of each such selling security holder and of the participating broker-dealer(s);
-	the number of shares involved;
-	the initial price at which the shares were sold;
-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
-	other facts material to the transactions.

In addition, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

Expenses Associated with Registration. We are paying all expenses and fees in connection with the registration of the shares of our common stock. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Orthovita, Inc. as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein from the Annual Report on Form 10-K of Orthovita, Inc. in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Orthovita, Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto.

Arthur Andersen LLP previously served as our independent accountants. Representatives of Arthur Andersen LLP are not available to provide the consents required for the inclusion of their report on our consolidated financial statements for the year ended December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference into this prospectus and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their reports incorporated by reference in this prospectus, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to the circumstance involving Arthur Andersen LLP.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our public filings, including reports, proxy and information statements, are also available on the Commission’s web site at http://www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

-	our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 31, 2003, as amended by the Form 10-K/A filed with the Commission on March 31, 2003;

-	our Quarterly Report on Form 10-Q for the period ended March 31, 2003;
-	our Current Reports on Form 8-K filed on March 11, 2003, July 8, 2003, July 10, 2003 and July 21, 2003;
-	the description of our common stock contained in our registration statement on Form 8-A12G filed under Section 12(g) of the Securities Exchange Act of 1934 with the Commission on June 24, 1998, including any amendment or reports filed for the purpose of updating such description; and
-	all other reports filed under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2002.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated into this prospectus by reference). You should direct any requests for copies to:

Orthovita, Inc.

45 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

Attention: Joseph M. Paiva, Chief Financial Officer

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses in connection with the sale of the common stock being registered. None of the expenses listed below are being borne by the selling security holders. All amounts are estimated except the SEC registration fee.

SEC registration fee	$1,636
Legal fees, placement agent fees and related expenses	$1,085,000
Accounting fees and expenses	$10,000
Printing expenses	$5,000
Miscellaneous	$4,364

Total	$1,106,000

ITEM 15. Indemnification of Officers and Directors.

Section 1741 of the Pennsylvania Business Corporation Law permits indemnification of directors, officers, employees, agents and controlling persons of a corporation who were involved in any threatened, pending or completed lawsuit by reason of the fact that they were representatives of the Registrant or served in another capacity for another entity at the Registrant’s request. Under Section 1741, the Registrant may indemnify the indemnified party against expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the proceeding, except where such party engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification is mandatory to the extent the individual is successful on the merits of the matter. Article VIII of the Registrant’s Amended and Restated Bylaws require the Registrant to indemnify directors and officers of the Registrant or any other authorized representative against expenses, judgments and any settlement amounts incurred in a third party proceeding brought by reason of the fact that the person is an authorized representative of the Registrant. The Bylaws also permit indemnification of expenses incurred by an authorized representative in connection with a proceeding brought in the name of the corporation. The Bylaws further specify procedures for indemnification. Section 1741 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

ITEM 16. Exhibits.

Exhibit Number	Exhibit Title
3.1	The Registrant’s Amended and Restated Articles of Incorporation, as amended through June 12, 2003 (4)
3.2	The Registrant’s Amended and Restated Bylaws, as in effect on June 27, 2003 (4)
4.1	Specimen of Common Stock Certificate of the Company (2)
5.1	Opinion of Morgan, Lewis & Bockius LLP (1)
10.1	Form of Securities Purchase Agreement dated as of June 26, 2003 among the Registrant and the Investors named therein (3)
10.2	Form of Warrant issued to each of the Investors identified in the Securities Purchase Agreements dated as of June 27, 2003 (3)
10.3	Warrant to purchase 80,000 shares of Common Stock issued to SG Cowen Securities Corporation, as Placement Agent (3)

10.4	Warrant to purchase 66,876 shares of Common Stock issued to SG Cowen Securities Corporation, as Placement Agent (3)
23.1	Consent of KPMG LLP (1)
23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1) (1)
24.3	Power of Attorney (included on the signature page of this registration statement) (1)

(1)	Filed herewith.
(2)	Filed as an Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.
(3)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on July 8, 2003 and incorporated herein by reference.
(4)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on July 21, 2003 and incorporated herein by reference.

ITEM 17. Undertakings.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (a) and (b) do not apply if the information required to be included in a post-effective amendment by (a) and (b) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the new securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filings on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ORTHOVITA, INC.
(Registrant)
Malvern, Pennsylvania
Dated: July 21, 2003
	By:	/s/ ANTHONY KOBLISH
Antony Koblish
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person in so signing also makes, constitutes and appoints Antony Koblish and Joseph M. Paiva, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ ANTHONY KOBLISH Antony Koblish	President and Chief Executive Officer (principal executive officer) and Director	July 21, 2003

/s/ JOSEPH M. PAIVA Joseph M. Paiva	Chief Financial Officer (principal financial and accounting officer)	July 21, 2003

/s/ DAVID FITZGERALD David Fitzgerald	Chairman of the Board	July 21, 2003

/s/ ROBERT M. LEVANDE Robert M. Levande	Director	July 21, 2003

/s/ MARY PAETZOLD Mary Paetzold	Director	July 21, 2003

/s/ JONATHAN T. SILVERSTEIN Jonathan T. Silverstein	Director	July 21, 2003

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